UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)

Live Current Media Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

538031
(CUSIP Number)

Leawood VC Fund I LP 4000 West 114th Street, Suite 170 Leawood, KS 66211 (913) 701-6898
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 28, 2022
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).
 CUSIP No. 538031

CUSIP No. 538031

1	NAMES OF REPORTING PERSONS
I.R.S. Identification No. of Above Persons (entities only) Leawood VC Fund I LP EIN: 81-4637405

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	[X]

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Kansas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 538031

1	NAMES OF REPORTING PERSONS
I.R.S. Identification No. of Above Persons (entities only) Leawood VC Holdings I LLC EIN: 81-4619940

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	[X]

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Kansas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. 538031

1	NAMES OF REPORTING PERSONS
I.R.S. Identification No. of Above Persons (entities only) Leawood Venture Capital LLC EIN: 82-0953648

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	[X]

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Kansas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA; OO

CUSIP No. 538031

1	NAMES OF REPORTING PERSONS
I.R.S. Identification No. of Above Persons (entities only) Karl Bernhard Gemperli

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	[X]

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP No. 538031

1	NAMES OF REPORTING PERSONS
I.R.S. Identification No. of Above Persons (entities only) William Brendan Fallis

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	[X]

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP No. 538031

1	NAMES OF REPORTING PERSONS
I.R.S. Identification No. of Above Persons (entities only) Todd Allen Daniels

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	[X]

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP No. 538031

1	NAMES OF REPORTING PERSONS
I.R.S. Identification No. of Above Persons (entities only) Patrick Ryan

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	[X]

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

SCHEDULE 13D

Item 1.  Security and Issuer.

This Amendment No. 1 (this "Amendment") to Schedule 13D filed on May 6, 2022 (the "Schedule 13D") jointly by Leawood VC Fund I LP (“Fund I” or "Reporting Person"), and Leawood VC Holdings I LLC (“General Partner”), Leawood Venture Capital LLC (“Manager”), Karl Bernhard Gemperli, William Brendan Fallis, Todd Allen Daniels and Patrick Ryan (collectively, the “Partners and Controlling Persons”) relates to the Common Stock, par value $0.001 per share (the “Common Stock”), of Live Current Media Inc., a Nevada corporation (the “Issuer”). The address of the principal executive office of the Issuer is 50 West Liberty Street, Suite 880, Reno, Nevada 89501. Information given in response to each item shall be deemed incorporated by reference in all other items as applicable.  Capitalized terms not defined herein shall have the meaning set forth in Schedule 13D.  The filing of this Amendment represents the final amendment to the Schedule 13D and constitutes an exit filing for the Reporting Person and the Partners and Controlling Persons.

Item 3.  Source or Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended by adding the following after the last paragraph.

On December 28, 2022, Fund I received transaction confirmation from its transfer agent of Fund I’s distribution of its holdings in the Issuer to its limited partners effective as of December 22, 2022 and thereafter no longer beneficially owned any such securities. Fund I distributed to its limited partners 12,503,027 shares of the Common Stock, representing 100% of Fund I's ownership position in the Issuer.

Item 5.  Interest in Securities of the Issuer.
Item 5 of the Schedule 13D is hereby amended by deleting subsections (a)-(b) and replacing them with the following:

In the aggregate, the Reporting Persons beneficially own, as of the date hereof, 0 shares of Common Stock of the Issuer.

(i)  Leawood VC Fund I, LP directly owns and has shared voting and dispositive power over 0 shares of Common Stock of the Issuer, representing 0% of the outstanding shares of Common Stock of the Issuer.
(ii) Leawood VC Holdings I LLC, by virtue of its status as the general partner of Leawood VC Fund I, LP, has shared voting and dispositive power over 0 shares of Common Stock of the Issuer, representing 0% of the outstanding shares of Common Stock of the Issuer.
(iii) Leawood Venture Capital LLC, by virtue as its status of manager of Leawood VC Fund I, LP, has shared voting and dispositive power over 0 shares of Common Stock of the Issuer, representing 0% of the outstanding shares of Common Stock of the Issuer.
(iv) Each of Messrs. Gemperli, Fallis, and Daniels, by virtue as a founding partner or managing partner, as applicable, of Leawood Venture Capital LLC, and Dr. Ryan and Messrs. Gemperli and Fallis, by virtue as a manager of Leawood VC Holdings I LLC, has shared voting and dispositive power over 0 shares of Common Stock of the Issuer, representing 0% of the outstanding shares of Common Stock of the Issuer.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 28, 2022	LEAWOOD VC FUND I LP

By: Leawood VC Holdings I LLC, its general partner

	By:	/s/ Karl B. Gemperli
Name: Karl B. Gemperli
Title: Manager

Date: December 28, 2022	LEAWOOD VC HOLDINGS I LLC

By: Leawood Venture Capital LLC, its Manager

	By:	/s/ William B. Fallis
Name: William B. Fallis
Title: Manager

Date: December 28, 2022	LEAWOOD VENTURE CAPITAL LLC

	By:	/s/ Todd A. Daniels
Name: Todd A. Daniels
Title: Manager

Date: December 28, 2022
/s/ Karl B. Gemperli
KARL BERNHARD GEMPERLI

Date: December 28, 2022
/s/ William B. Fallis
WILLIAM BRENDAN FALLIS

Date: December 28, 2022
/s/ Todd Allen Daniels
TODD ALLEN DANIELS

Date: December 28, 2022
/s/ Patrick Ryan
PATRICK RYAN

SCHEDULE I

Leawood VC Holdings I LLC

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship

Karl B. Gemperli	The Timberlands, Suite 170 4000 W. 114th Street Leawood, KS 66211	Manager	United States
William Brendan Fallis	The Timberlands, Suite 170 4000 W. 114th Street Leawood, KS 66211	Manager	United States
Patrick Ryan	The Timberlands, Suite 170 4000 W. 114th Street Leawood, KS 66211	Manager	United States

Leawood Venture Capital LLC

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship

Karl B. Gemperli	The Timberlands, Suite 170 4000 W. 114th Street Leawood, KS 66211	Founding Partner	United States
William Brendan Fallis	The Timberlands, Suite 170 4000 W. 114th Street Leawood, KS 66211	Founding Partner	United States
Todd Allen Daniels	The Timberlands, Suite 170 4000 W. 114th Street Leawood, KS 66211	Managing Partner	United States